SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                 RYANAIR ANNOUNCES CUSTOMER SERVICE STATISTICS
                               FOR DECEMBER 2004

Ryanair, Europe's No. 1 low fares airline today (Thursday, 6th January 2005) released its customer service statistics for December 2004. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is Europe's No.1 airline for customer service.

   - 90% of all Ryanair's 15,439 flights during December arrived on time.
   - Ryanair is the No.1 on-time airline beating Easyjet every week in 2004
   - Complaints of less than 1(0.26) complaint per 1000 passengers.
   - Mislaid baggage of less than 1(0.39) mislaid bag per 1000 passengers.

Ryanair Passenger Statistics December                   2003      2004
On-time Flights                                          85%     90.25%
Complaints (per 1,000 passengers carried)               0.50      0.26
Baggage complaints (per 1,000 passengers carried)       0.63      0.39
Complaints answered within 7 days                       100%      100%

ENDS:                         Thursday, 6th January 2005.

For further information:

Peter Sherrard; Ryanair       Pauline Mc Alester: Murray Consultants
Tel: +353 1 8121 228          Tel: +353 1 4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 6 January 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director